Exhibit 99.1

Inspira Technologies OXY B.H.N. Ltd Announces
Closing of Initial Public Offering

Ra’anana, Israel / July 16, 2021/ -- Inspira Technologies OXY B.H.N. Ltd (the “Company”), a specialty medical device company engaged in the research, development, manufacture, and marketing of proprietary respiratory support technology, today announced the closing of its initial public offering of 2,909,091 units at a public offering price of $5.51 per unit, each consisting of one ordinary share and one warrant to purchase one ordinary share, with an initial exercise price of $5.50 per share. In addition, the Company has granted Aegis Capital Corp. a 45-day option to purchase up to 436,363 additional ordinary shares and/or 436,363 warrants to purchase 436,363 ordinary shares at the public offering price to cover over-allotments, if any. The underwriter partially exercised its over-allotment option with respect to 436,363 warrants to purchase ordinary shares. At the closing, the Company issued an aggregate of 2,909,091 ordinary shares and 3,345,454 warrants to purchase ordinary shares. The gross proceeds of the offering were approximately $16 million before deducting underwriting discounts, commissions and offering expenses.

The ordinary shares and warrants are trading on The Nasdaq Capital Market under the symbols “IINN” and “IINNW”, respectively.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

A registration statement on Form F-1 relating to the ordinary shares and warrants being sold in this offering was declared effective by the Securities and Exchange Commission (the “SEC”) on July 13, 2021. The offering was made only by means of a prospectus. Copies of the final prospectus are available on the SEC's website, www.sec.gov, or by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th Floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology, which it believes will elevate and stabilize patient oxygen saturation levels. The Company’s ART technology potentially allows patients to remain awake during treatment while minimizing the use of the highly invasive, risky and costly mechanical ventilation systems that require medically induced coma. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA).

For more information, please visit our corporate website: https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses the possible offering of additional securities. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

Investor Relations Contact

Miri Segal, Investor Relations, MS-IR LLC, +917-607-8654, msegal@ms-ir.com